Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

September 13, 2011

Pamela Howell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K filed December 14, 2010
as amended by Amendment No. 1 filed February 18, 2011
as amended by Amendment No. 2 filed July 1, 2011
File No. 000-33383

Dear Ms. Howell:

By letter dated July 26, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K/A filed on July 1, 2011 (the “Filing”). We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 8-K/A, filed July 1, 2011

Entry into a Material Definitive Agreement

1.
We reissue comment one of our letter dated March 17, 2011.  Please reconcile your disclosure in this section that KTC shareholders held 96.4% of the shares outstanding after closing with Article I, Section 1.02(b) of your share exchange agreement, which refers to 95.51%.

RESPONSE:  The percentage in the share exchange agreement is incorrect and should have been 96.4% as reported in our Filing.

2.
We note your response to comment two of our letter dated March 17, 2011 that you have incorporated by reference the promissory note and related exhibits.  However, we are unable to locate these exhibits in the exhibits index.  Please revise to include in the exhibits index.

RESPONSE:  We have revised the exhibits index to include the promissory notes.

Our Business, page 4

Background, page 4

3.
We note your response to comment 27 of our letter dated March 17, 2011.  We also note that you have now included Anaheim and Austin on the list of places where you expect to produce conventions during 2011.  Additionally, we note Anaheim is now included in the list of locations where you have acquired production rights.  Please revise to clarify the inconsistencies between your response and your disclosure.

RESPONSE:  We have revised our disclosure by deleting the Anaheim Comic Con from the list of conventions for which we acquired production rights because we did not acquire productions rights to the Anaheim Comic Con.  Rather, we originated the Anaheim Comic Con and developed it internally.

4.	Please discuss the business development of Conventions, as required by Item 101(h) of Regulation S-K.

RESPONSE:  We have revised our disclosure to discuss the business development of Conventions, as required by Item 101(h) of Regulation S-K.

5.
Please disclose when you acquired the production rights to the Mid-Ohio Comic Con.  In addition, the disclosure of the purchase price as $60,000 is inconsistent with the disclosure that the purchase price is paid over five years as a royalty against exhibitor sales.  Please reconcile and disclose the royalty percent.  Also, file the purchase agreement and the consulting agreement as exhibits.

RESPONSE:  We have disclosed that we acquired the Mid-Ohio Comic Con on November 13, 2010, as well as reconciled our disclosure regarding the purchase price and provided the royalty percentage in the Filing.  We have also filed the GCX Holdings-Wizard Mid-Ohio-Con acquisition document, which contains the terms of the acquisition and the consulting arrangement.  There is no separate consulting agreement with GCX Holdings.

Conventions, 6

6.
Please disclose how long you have been producing conventions and disclose the number of conventions you produced in 2010 and 2009.  Also, to the extent you are planning to expand to new conventions, please disclose.  For instance, we note that you are planning a convention for 2011 in Miami, which is not listed as one of the 12 conventions where you hold the production rights.

RESPONSE:  We have disclosed that Conventions has been producing Comic Cons since 1997 and the number of conventions produced in each of 2009 and 2010 in the Filing.  We have also clarified in the Filing that we organically developed the Miami Comic Con, which we first produced in 2010, and therefore it is not a new Comic Con. As stated in under ‘Growth Strategy’ on page 10 of the Filing, we do not plan to acquire production rights to, or organically develop, new Comic Cons.  Rather, we plan to focus on increasing revenues of our existing Comic Cons.

7.
We note your revised disclosure in response to comment nine of our letter dated March 17, 2011.  Please describe in greater detail your planned expansion and growth through digital media.  Please discuss the anticipated costs and the time frame for the expansion plans.

RESPONSE:  We have revised our disclosure to expand on our planned growth through digital media, including the anticipated costs and time frame for such expansion.

8.	We reissue comment 11 of our letter dated March 17, 2011. Please disclose the percent of revenues that are generated from Live Conventions and the percent from Sponsorships and Promotions.

RESPONSE:  We have revised our disclosure to state that if we were to receive revenues, we expect that approximately 95% of the revenues will come from Live Conventions through ticket sales, exhibitor sales and dealer sales and 5% will come from Sponsorships and Promotions.

9.
Your response to comment 14 of our letter dated March 17, 2011 states that you co- produce conventions with other parties.  Please revise to disclose.  Clarify the terms of the co-production, how many of the conventions are co-produced, and how costs and revenues are allocated, etc.

RESPONSE:  Our previous response was incorrect.  We are currently not co-producing any events, nor do we have plans to co-produce events at this time.

Trademarks and Copyrights

10.
We note your response to comment 17 of our letter dated March 17, 2011 and further note your removal of the Trademarks and Copyrights section from your filing.  Please revise to provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE:  We had removed the Trademarks and Copyrights section from our previous filing because we did not believe that the trademarks and copyrights were significant to our business.  We have re-inserted the Trademarks and Copyrights section and stated that they are not significant to our business.

Competition: Competitive Strengths, page 7

11.
We reissue comment 19 of our letter dated March 17, 2011.  Please discuss the competitive business conditions in the industry and your competitive position in the industry.  For example, are there other companies that produce multiple conventions and/or that have longer operating histories or greater financial resources?

RESPONSE:  There are companies that produce multiple conventions across North America and around the world that have substantial resources, but they do not address our segment of the pop culture genre.  For instance, there are event companies that produce events for the movie industry, including many film festivals, and there are conventions that address the TV industry and quite a few trade and consumer events that target video game players and the toy industry. There are also events that target very specific character franchise(s) or brands like Star Trek and LEGO.

12.
In addition, we note your revised disclosure in response to comment 19 of our letter dated March 17, 2011.  It remains unclear how your conventions “create a barrier to entry of new industry participants.”  In this regard, we note your disclosure that you maintain a competitive position in the industry due to, among other things, Mr. Shamus’s reputation. It is unclear, however, how this makes it difficult for other companies to enter the industry.  Please revise.

RESPONSE:  We have revised our disclosure to remove the statement about there being a barrier to entry.  Rather, we state that we believe that we have a competitive advantage because we have a reputation among fans, exhibitors and celebrities that our shows will be high quality and well attended by popular fiction fans.

Growth Strategy, page 8

13.
We note your revised disclosure in response to comment 23 of our letter dated March 17, 2011 that you generally plan to raise additional funds to support expansion through private placements and or traditional bank financing.  Revise to discuss in greater detail.

RESPONSE:  To date, we have been able to raise funding for our operations from private placements of convertible preferred stock and convertible promissory notes.  These offerings have also included the issuance of warrants to further incentivize an investment in our Company.  We plan to continue to raise financing for our business through additional issuances of such securities.

Management’s Discussion and Analysis, page 15

14.
We reissue comment 26 of our letter dated March 17, 2011.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

RESPONSE:  We have revised the Management Discussion and Analysis to provide a more detailed executive overview.  We have further discussed events, trends, and uncertainties that management views as most critical to our future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.

Results of Operation, page 16

15.
Please revise the analysis of your operating results for each period presented to quantify underlying material activities that generated income statement variances between periods.  For example, (i) disclose how much of the increase in revenue was related to an increase in events as opposed to an increase in per event revenue (ii) disclose how much of the increase in gross profit is related to a decrease in production costs per show as opposed to the related increase in revenue per show.

RESPONSE:  We have revised our analysis of our operating results for each period presented to quantify underlying material activities that generated income statement variances between periods.

Management, page 20

16.
Please revise to provide complete Regulation S-K Item 401(e) disclosure for each executive officer and director.  For each employment position listed, please disclose the beginning and ending dates of employment.  As a non-exclusive example, we note that it is unclear for whom Mr. Macaluso has been employed for the past five years or why there is a gap in Mr. Vats’ employment between December 2009 and June 2010.

RESPONSE:  We have revised our disclosure for each executive officer and director to provide information regarding the amount of principal and/or accrued interest has been paid as set forth in Item 401(e) of Regulation S-K.

17.
We note your response and your revised disclosure in response to comment 30 of our letter dated March 17, 2011.  It appears that Mr. Fields was your Chief Financial Officer at the time the company filed its Form 8-K on December 14, 2010.  Therefore, please provide Mr. Fields’ business experience pursuant to Item 401(e) of Regulation S-K.

RESPONSE:  We have provided Mr. Fields’ business experience in our Filing.

18.
Please disclose the material terms of the employment agreement with Mr. Shamus.  For example, we note the bonus percent if there is no agreement as to the targets and we note the stock options awarded to Mr. Shamus.  In addition, the discussion of the potential payments upon termination or change in control should be discussed in the Executive Compensation section.

RESPONSE:  We have disclosed the material terms of Mr. Shamus’ employment with the Company in the “Management” and “Executive Compensation” section rather than cross reference the information contained in Item 5.02 of our current report on Form 8-K/A.

Involvement in Certain Legal Proceedings, page 21

19.
We reissue comment 31 of our letter dated March 17, 2011.  Since the company possesses the information to be in the position to know, please revise the opening sentence to make a definitive statement with respect to the company’s directors and executive officers.

RESPONSE:  We have revised the opening sentence so that it makes a definitive statement with respect to the Company’s directors and executive officers.

Executive Compensation, page 22

20.	We reissue comment 33 of our letter dated March 17, 2011. Please include compensation disclosure for Mr. Shamus.

RESPONSE:  We have included Mr. Shamus’ information in the Summary Compensation Table.  As noted in the Filing, Mr. Shamus did not receive any compensation during the past two completed fiscal years (determined as of the date of our original filing of the Form 8-K) because Mr. Shamus did not become an officer of the Company until December 7, 2010.

21.
We note the disclosure that you have since the fiscal year end granted options pursuant to employment, consulting and/or director agreements. Please disclose the material terms of these agreements.  Also, please disclose the material terms of the 2011 Incentive Stock and Award Plan.  Lastly, to the extent that compensation terms for executive officers and/or directors have changed as a result of the reverse merger, please disclose the new compensation plans.

RESPONSE:  We only have one employment agreement, which is with Mr. Shamus.  The material terms of such agreement has already been described.  With respect to consulting agreements, director agreements and the 2011 Incentive Stock and Award Plan, we have provided the material terms in the Filing.  The compensation terms for executive officers and/or directors have not changed as a result of the reverse merger, but have changed after the reverse merger.

Certain Relationships and Related Transactions, page 22

22.
Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the debt transactions.  In addition, please clarify how these debt transactions relate to Wizard World Inc., and its predecessor.  We note that these transactions do not appear to be reflected in the financial statements.  Please tell us how you have accounted for these transactions.

RESPONSE:  We have further clarified how these debt transactions relate to Wizard World Inc. and our predecessor.

23.	Please include in this section the related party transaction discussed in footnote five to the financial statements.

RESPONSE:  We have revised this section to include the related party transaction discussed in footnote five to the financial statements.

Exhibits

24.
We note you filed exhibit 10.1 in response to comment 36 of our letter dated March 17, 2011.  Exhibits 10.1 and 10.11 are filed in an improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please re-file Exhibits 10.1 and 10.11.  We may have further comment.

RESPONSE:  Exhibit 10.1 (Form of Subscription Agreement, dated December 6, 2010, by and between GoEnergy, Inc. and the Subscribers (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the Commission on December 13, 2010)) and Exhibit 10.11 (Office Service Agreement, dated January 18, 2011, between Kick the Can Corp. and NYC Office Suites) have been re-filed in electronic format.

25.	We note that Exhibit 10.5 is missing exhibits, schedules and/or attachments. Please file the exhibit in its entirety.

RESPONSE:  We have filed the exhibits and schedules to Exhibit 10.5 (Form of Subscription Agreement for April 2011 offering (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on April 25, 2011).  A complete Schedule I (List of Subscribers) has been included with the courtesy copies.

26.	Please file the executed version of Exhibit 10.12.

RESPONSE:  We have filed the executed version of Exhibit 10.12 (Internet Domain Name Assignment Agreement, dated January 2011, between Gareb Shamus Enterprises, Inc. and Kick the Can Corp.).

Item 9.01 Financial Statements and Exhibits, page 35

27.
We note your response to our prior comment 38.  Your response did not fully address our comment.  Please remove the reference to Exhibit 99.2 in this section as it appears you have included financial statements in this Form 8-K instead of including them in exhibits.

RESPONSE:  We have removed the reference to Exhibit 99.2.

28.
Revise to disclose that the financial statements presented are those of the wholly- owned subsidiary of Wizard Entertainment. Explain why the consolidated financial statements of Wizard Entertainment have not been provided. Revise the financial statements to include all costs of doing business including costs incurred on Wizard Conventions’ behalf by Wizard Entertainment.  Provide the necessary disclosures required by SAB Topic 1.B.1.

RESPONSE:  The Filing has been revised to disclose that the financial statements presented are those of Wizard Conventions, the wholly owned subsidiary of Wizard Entertainment.

Note 8	– Subsequent Events, page F-13

29.	Expand to describe in detail the transaction that resulted in Kick the Can Corp becoming the successor to Wizard Convention.

RESPONSE: We have revised our subsequent event disclosures to fully address and detail the transactions that resulted in Kick the Can Corp becoming the successor to Wizard Convention.

30.
If the merger between Kick the Can Corp and Goenergy occurred on December 7, 2010, please explain to us why you have presented financial statements of Wizard Conventions through December 31, 2010.  The financial statements in the Form 8-K should be presented for pre-merger periods. Please revise as necessary.

RESPONSE:

The Company determined that due to the timing of the amended 8K/A, that the December 31, 2008 financial statements would not provide the user of the financial statements useful or relevant information.  Instead, the Company found it more appropriate and relevant to provide unconsolidated December 31, 2010 and 2009 financial statements.  The Company found the more current information to be more useful to the user and reader of the financial statements.

Pro Forma Financial Information

31.	Revise to present pro forma financial information giving effect to the merger between Wizard Conventions and Kick the Can Corp and the merger between Kick the Can Corp and Goenergy.

RESPONSE: The Filing has been revised to include pro forma information giving effect to the merger between Wizard Conventions and Kick the Can Corp and the merger between Kick the Can Corp and GoEnergy.

Exchange Act Reporting

32.	Please tell us whether your post-merger year-end is July 31 or December 31 and also tell us how you plan to comply with your Exchange Act obligations for the past due reporting periods.

RESPONSE:  Our post-merger year end is currently July 31.  However, we plan to change our fiscal year end to December 31, which will be reflected when we file our Form 10-Q for the Three Months ended January 31, 2011, Form 10-Q for the Three Months ended April 30, 2011 and Form 10-K for the fiscal year ended July 31, 2011, which we plan to file shortly after we file this Filing with the Commission.

Sincerely,

Gareb Shamus
Gareb Shamus
President and CEO
Wizard World, Inc.